UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

15 May 2025
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.    NatWest Group plc (the Company) announces that Sharing in Success awards (SiS), over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) were granted on 14 May 2025 under the NatWest Group plc 2024 Employee Share Plan (the Plan) and immediately vested. The market price per Share used on the grant of the above awards was £4.8336.

The number of Shares vested, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional	SiS	264	133	131
Angela Byrne	Interim CEO, Retail Banking	SiS	264	125	139
Emma Crystal	CEO, Coutts and Wealth Businesses	SiS	264	125	139
Keiran Foad	Group Chief Risk Officer	SiS	264	125	139
Scott Marcar	Group Chief Information Officer	SiS	264	125	139
Katie Murray	Group Chief Financial Officer	SiS	264	125	139
Paul Thwaite	Group Chief Executive Officer	SiS	264	125	139
Jen Tippin	Group Chief Operating Officer	SiS	264	125	139

The market price used to meet associated tax liabilities was £4.8960.

Clawback provisions will apply for a period of seven years from the date of grant, extended to ten years, for relevant PDMRs, if events are under investigation at the end of the seven year period.

Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

2.    The Company announces that Shares were delivered to PDMRs on 14 May 2025, as set out below. The Shares delivered represent payment of a fixed share allowance for the three-month period ending 30 June 2025 and have been calculated using a share price of £4.8336.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional	18,749	9,389	9,360
Emma Crystal	CEO, Coutts and Wealth Businesses	14,224	6,696	7,528
Keiran Foad	Group Chief Risk Officer	21,336	10,043	11,293
Scott Marcar	Group Chief Information Officer	21,336	10,043	11,293
Katie Murray	Group Chief Financial Officer	41,569	19,567	22,002
Paul Thwaite	Group Chief Executive Officer	60,968	28,699	32,269
Jen Tippin	Group Chief Operating Officer	21,336	10,043	11,293

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £4.8960. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a five year period.

3.    The Company announces that the PDMR set out below has sold Shares on the date and at the price indicated:

Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Jen Tippin	Group Chief Operating Officer	100,000	£4.8843	13 May 2025

All of the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90
For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	15 May 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary